PIMCO Dynamic Credit Income Fund - r77c.txt

Special Shareholder Meeting Results:

The Funds held their annual meetings of shareholders on April 30, 2014. Shareholders voted asindicated below:

Re-election of Hans W. Kertess - Class I to serve until the annual meeting for the 2016-2017 fiscal year

Affirmative	Withheld Authority
111,300,861	2,344,828

Re-election of William B. Ogden - Class I to serve until the annual meeting for the 2016-2017 fiscal year

Affirmative	Withheld Authority
111,321,567	2,324,122

Re-election of Alan Rappaport - Class I to serve until the annual meeting for the 2016-2017 fiscal year

Affirmative	Withheld Authority
111,291,860	2,353,829

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A.DeCotis and Messrs. James A. Jacobson, John C. Maney and Bradford K. Gallagher continued to serve as Trustees of the Fund.